

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 15, 2009

via U.S. Mail

David W. Williams
Chief Executive Officer and President
Noble Corporation
13135 South Dairy Ashford, Suite 800
Sugar Land, Texas 77478

> **Re:** **Noble Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2008**
> **File No. 1-31306**

Dear Mr. Williams:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that your submission should be identified as a filing on PREM14A rather than PRE14A.

2. You indicate that approval of the Transaction requires the "affirmative vote of a majority in number of the holders … present and voting at the meeting, whether in person or by proxy, representing 75% or more in value of the ordinary shares present and voting at the meeting, whether in person or by proxy…." Please

revise at each place you discuss the vote requirement to clarify the separate thresholds that must be satisfied and the effect of the requirements. For example, it appears from the current version of the disclosure that (1) those holding substantially fewer than 50% of the outstanding ordinary shares could constitute a quorum and (2) an even smaller group that is a subset of that quorum could approve the transaction. We may have additional comments.

3.   We note your disclosure that as part of the transactions described in your proxy statement, Noble-Switzerland will issue 15 million shares to Noble-Cayman for future use to satisfy your obligation to deliver shares in connection with awards granted under your employee benefit plans and other general corporate purposes. Please clarify why it is necessary for Noble-Switzerland to issue these "treasury shares" to Noble-Cayman for such purposes.

4.   We note your disclosure that in connection with the transaction, Noble-Cayman shareholders will waive all claims and rights they may have with respect to Noble-Switzerland's issuance of the treasury shares in the transaction and authorize the exchange agent to contribute the treasury shares to Noble-Cayman as part of the transaction. Please advise whether shareholder approval is required with respect to such issuance. If such approval is required, please revise your proxy card to separate such matter from the proposal to approve the merger and revise your filing to provide disclosure regarding such issuance as a separate proposal with its own heading. See Exchange Act Rule 14a-4(a) and Rule 14a-4(b)(1).

Risk Factors, page 18

5.   We note your disclosure at page 31 that upon the completion of the transaction, the formation of Noble-Switzerland to own all of the outstanding ordinary shares of Noble-Cayman may be deemed an event of default under the terms of the unsecured revolving bank credit facility of Noble-Cayman. Please include appropriate disclosure in a new risk factor regarding the related material risks, or explain why you omit this disclosure.

Comparison of Rights of Shareholders, page 56

6.   Please advise whether, and if so, how, the following differences reflected in the charter documents of Noble-Switzerland, when compared to the articles of association of Noble Caymans, are related to your reincorporation in Switzerland:

- the decrease in authorized shares and the lack of authorized preferred shares, as described under "Capitalization" at page 56;

- the authorization of the board of directors to withdraw or limit the preemptive rights with respect to the issuance of registered shares from authorized capital, as described under "Preemptive Rights and Preferred Subscription Rights" at page 57;

- the differences in the vote required to remove directors, as described under "Removal of Directors" at page 65;

- the differences in the parties who may call extraordinary meetings of shareholders, as described under "Extraordinary Meetings of Shareholders" at page 70;

- the differences in setting the record date for general shareholder meetings, as described under "Record Dates for Shareholder Meetings" at page 70;

- the requirement that only shareholders with a certain level of ownership in your share capital may request that an item be included on the agenda of a general meeting of shareholders, as described under "Director Nominations; Proposals of Shareholders" at page 70;

- the differences in the requirements for adjournment of shareholder meetings, as described under "Adjournment of Shareholder Meetings" at page 71;

- the voting restrictions imposed on shareholders who own shares representing fifteen percent or more of Noble-Switzerland's share capital, as described under "Voting Rights" at page 71;

- the super-majority voting provisions to approve certain matters, as described under "Voting Rights" at page 71; and

- the quorum requirements described under "Quorum Requirements" at page 75.

For all such provisions not related to the reincorporation process, please revise your proxy card to present each matter apart from the proposal to approve the merger. Also revise your filing to discuss separately each such matter, using appropriate headings.

7.   We note your disclosure that the counterparts of some provisions that are included in Noble-Cayman's articles of association are included in Noble-Switzerland's by-laws. We also note your disclosure that Noble-Switzerland's board of directors can amend by-law provisions without shareholder approval, a power Noble-Cayman's board of directors does not have with respect to the Noble-Cayman memorandum and articles of association. Provide for a separate vote for these changes, such as the "fair price provisions" related to business combinations with interested shareholders, or explain why you believe a separate vote would not be necessary.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

via facsimile

William Turcotte, Esq.
(832) 201-7433